Filed by: Algonquin Power Income Fund
                           Pursuant to Rule 425 under the Securities Act of 1933

                                    Subject Company: Algonquin Power Income Fund
                                      SEC Correspondence File Number: 333-141569

              THE FOLLOWING IS A PRESS RELEASE ISSUED BY ALGONQUIN
                      POWER INCOME FUND ON JUNE 12, 2009.

Algonquin Power Trustees Announce Common Share for Trust Unit Exchange

OAKVILLE, Ontario - June 12, 2009 - The trustees of Algonquin Power Income Fund (the "Fund") (TSX: APF.UN) announced today that they have entered into a unit-share exchange support agreement (the "Agreement") to support an offer which will provide the Fund's unitholders the opportunity to exchange their trust units of the Fund, on a one-for-one basis, for the common shares of a corporation ("Algonquin Power Inc.").

"The Board of Trustees and the Manager believe that the conversion of our unitholders' interests into shares of Algonquin Power Inc. is an important element of the strategic initiatives announced last October, will appropriately position Algonquin Power within the capital markets and will increase Algonquin Power's competitive effectiveness in the power and utility sectors." explained Ian Robertson, Executive Director of the Fund. "The ability to reinvest future cash flows retained as a result of the increased tax attributes available to Algonquin Power Inc. will support our growth objectives." he continued.

In addition to the exchange of the Fund's trust units for shares, the Agreement contemplates a proposal being made to holders of the Fund's existing convertible debentures pursuant to which such convertible debentures can be exchanged for convertible debentures or shares of Algonquin Power Inc. (the "CD Exchange Offer"). Additional details related to the CD Exchange Offer were announced in a separate press release dated June 11, 2009 titled "Algonquin Power Trustees Announce Convertible Debenture Exchange").

Following completion of all the transactions contemplated by the Agreement, unitholders can expect the following:

     o Unitholders will receive common shares of Algonquin Power Inc. in exchange for their trust units of the Fund, on a one-for-one basis, and the shares of Algonquin Power Inc. will be listed for trading on the Toronto Stock Exchange.
     o Unitholders will continue to receive the same monthly dividend on their Algonquin Power Inc. common shares as they would have received as distributions on their units in the Fund (presently $0.24 per unit annually).
     o Excluding Algonquin Power Inc. shares that may be issued under the CD Exchange Offer, the number of common shares of Algonquin Power Inc. outstanding immediately after completion of the transactions will be exactly the same as the number of Fund trust units outstanding immediately before the transactions.

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     o    Unitholders will hold shares in a dividend paying company rather than units in a distribution paying trust; Canadian taxable shareholders would be expected to benefit by paying lower income taxes on dividends than taxes previously paid on distributions.
     o The exchange of trust units for shares of Algonquin Power Inc. is expected to be a tax deferred rollover for unitholders of the Fund resident in Canada.
     o Algonquin Power Inc. will have additional tax attributes of approximately $192 million in addition to the existing tax attributes of the Fund.

Rationale for and Benefits of Transactions

The Fund's long-term business strategy is to provide unitholders with stable and growing returns through its ownership and operation of a diversified portfolio of electric generation and utility distribution assets, with a strong emphasis on renewable energy and sustainable infrastructure investments. The Fund strives to deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities.

The Federal government's announcement and subsequent enactment of legislation (the "SIFT Rules") regarding the taxation of income trusts on October 31, 2006 along with the subsequent growth limitations placed on trusts has made it more challenging for the Fund to execute its long-term strategy as outlined above. Since the 2006 announcement, the Board of Trustees has increasingly been of the opinion that the trust structure is no longer an efficient structure for maximizing value to the Fund's unitholders. In addition the Board of Trustees believes that the uncertainty relating to the future of the public income trust market has resulted in discounted unit prices, decreased access to capital, lower liquidity and constrained future growth prospects given the limitations placed on growth of income trusts. Consequently, the Fund's ability to fully execute its strategy has been compromised. The Board of Trustees has been examining options available to it to lessen the impact of the SIFT Rules and believes that an exchange of trust units for shares of a corporation at this time as contemplated in the Agreement prior to 2011 is beneficial to its unitholders.

Description of Transactions

The transactions contemplated by the Agreement involve a number of steps:

     1. Pursuant to a plan of arrangement (the "Plan of Arrangement"), the assets and liabilities of Hydrogenics Corporation ("Old Hydrogenics") will be transferred to a newly formed corporation ("New Hydrogenics") and the common shares of Old Hydrogenics will be redeemed for common shares in New Hydrogenics. Following such redemption, the original shareholders of Old Hydrogenics will have no interest in Old Hydrogenics.
     2. Promptly following the completion of the Plan of Arrangement, Old Hydrogenics will be renamed Algonquin Power Inc.
     3. Pursuant to a take-over bid offer (the "Exchange") and subsequent compulsory acquisition, trust units of the Fund will be exchanged simultaneously with the completion of the Plan of Arrangement for common shares of Algonquin Power Inc., on a one-for-one basis.

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     4.   Algonquin Power Inc. will have additional tax attributes of approximately $192 million in excess of the existing tax attributes of the Fund. Under the Agreement, immediately following closing of the Exchange, Algonquin Power Inc. will pay New Hydrogenics approximately $10 million.

Following completion of the above noted steps, unitholders of the Fund will be shareholders of Algonquin Power Inc. and Algonquin Power Inc. will hold 100% of the currently issued and outstanding trust units in the Fund. The Fund will continue to exist in its current form as a trust owned by Algonquin Power Inc.

The completion of the transactions contemplated by the Agreement will be conditional upon, among other things, (a) regulatory and court approval and the approval of the Plan of Arrangement by at least two thirds of the shareholders of Old Hydrogenics who vote on the arrangement, (b) approval by at least two thirds of Fund unitholders who vote on a special resolution respecting the Agreement at the annual and special meeting of unitholders which will be scheduled for July 27, 2009 (two-thirds of the votes cast at such meeting being referred to as the "Exchange Threshold") and (c) Fund trust units representing not less than the Exchange Threshold being validly deposited under the Exchange. Complete details of the transactions contemplated by the Agreement will be filed by the Fund on SEDAR (www.sedar.com) under the Fund's profile.

BMO Capital Markets has been retained by the Board of Trustees of the Fund to review the proposed terms of the CD Exchange Offers and provide opinions as to the fairness, from a financial point of view, of the consideration to be offered to holders of the Series 1 and Series 2 convertible debentures.

In addition, the Manager of the Fund has entered into an expense re-imbursement agreement with Old Hydrogenics, which provides for the payment by one party to the other of professional advisory costs and expenses incurred in connection with the proposed transaction, to a maximum amount of $1,000,000 if the transactions contemplated in the Agreement fail to close under certain circumstances.

The mailing of an information circular to the holders of Fund trust units regarding the annual and special meeting of unitholders is expected in June 2009. The mailing of information regarding the Exchange and related matters is expected in August 2009.

The Fund will hold a conference call on this matter at 10:00 a.m. eastern time on Friday, June 12, 2009, hosted by Executive Directors of the Manager Ian Robertson, Dave Kerr, Chris Jarratt, and Chief Financial Officer David Bronicheski.

Conference call details are as follows:

Date: Friday, June 12, 2009
Start Time: 10:00 a.m. eastern
Phone Number: Toll free within North America: 1-800-731-6941 or local 416-644-3418.
Conference ID#: 21308877
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For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 21308877# from June 12, 2009 until June 19, 2009.

About Algonquin Power
Algonquin Power is an open-ended investment trust that owns and has interests in a diverse portfolio of clean, renewable power generation and sustainable infrastructure assets across North America, including 42 renewable energy facilities, 11 thermal energy facilities, and 17 water distribution and waste-water facilities. Algonquin Power was established in 1997 to produce stable earnings through a diversified portfolio of renewable energy assets. Algonquin Power's units and convertible debentures are traded on the Toronto Stock Exchange under the symbols APF.UN, APF.DB & APF.DB.A.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed take-over bid by Hydrogenics Corporation ("Hydrogenics") to the security holders of Algonquin Power Income Fund ("Algonquin"). In connection with the proposed transaction, Hydrogenics will prepare a registration statement on Form F-4, containing a take-over bid circular/prospectus to be filed with the U.S. Securities and Exchange Commission ("SEC"). Each of Algonquin and Hydrogenics will be filing other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE TAKEOVER BID CIRCULAR/PROSPECTUS, REGARDING THE PROPOSED TRANSACTION AND ANY OTHER FILED DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final take-over bid circular/prospectus will be mailed to Algonquin's security holders. Investors and security holders will be able to obtain the registration statement containing the take-over bid circular/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, or from Hydrogenics Corporation, 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8, Canada, Attn: Investor Relations, (905) 361-3660.